Mail Stop 4561

      March 16, 2006



Mr. John A. Grillo
Chief Executive Officer
National Energy Services Company, Inc.
3153 Fire Road, Suite 2C
Egg Harbor Township, NJ  08234

Re:	National Energy Services Company, Inc.
Form 10-KSB for the fiscal year ended October 31, 2005
      Amendment No. 1 to the above referenced Form 10-KSB
      File No. 000-50089

Dear Mr. Grillo:

      We have reviewed your first response letter dated March 14, 2006 and have the following additional comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 1 to Form 10-KSB for the fiscal year ended October
31,
2005

Financial Statements

Restatement, page F-17

1. We note your response to prior comment 5 and we disagree with your position that you have a guarantee that falls into the scenario of paragraph 7.f. of FIN 45. We bring to your attention that common control does not appear to exist between National Energy Services Company, Inc. and Charter Management LLC because John and Deborah O`Neill did not hold more than 50% of the voting ownership interest in each entity (The O`Neill`s owned less than 22% of the voting interest common stock of National Energy Services Company, Inc. as of
October 31, 2005). Secondly, after reviewing the form of the Loan Agreement between Charter Management, LLC and National Energy Services Company, Inc. (provided as part of your response dated November 15, 2005), it appears that National Energy Services Company,
Inc. has a primary obligation under the loan for which we are not aware of a justification for the derecognition of such obligation (Past financing support provided by the O`Neill`s does not provide a basis for derecognition of liabilities to the O`Neill`s). As such, please revise your accounting policy and amend your filing to record these so called "pass-through" transactions within your financial statements. Additionally, please revise your off-balance sheet arrangements disclosure and consult with your independent accountants on this matter and related to obtaining a new auditors` report for your amended filing. Finally, as we note that you no longer rely on
Charter Management to provide financing under your business plan, please help us to understand if this change has any material affect to your business plan and what consideration you have given to disclosing such matters within Management`s Discussion and Analysis
Or Plan Of Operation.

	As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

	You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3403 if you have questions regarding the comment on the financial statements and related matters.


								Sincerely,



      Steven Jacobs
      Branch Chief



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Mr. John A. Grillo
National Energy Services Company, Inc.
March 16, 2006
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